November 8, 2005

Via EDGAR

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Inforte Corp.
         Form 10-K for Fiscal Year Ended December 31, 2004
         Filed March 31, 2005
         Form 8-K Filed April 22, 2005
         Form 8-K Filed July 28, 2005
         File No. 000-29239

Dear Mr. Skinner:

Thank you for your letter to Inforte Corp. ("Inforte") dated October 25, 2005. On behalf of Inforte, we submit the following responses to the comments set forth in your letter:

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 6. Selected Financial Data, page 13

1. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT 1 AND WE DO NOT BELIEVE THAT YOU HAVE ADEQUATELY SUPPORTED EXCLUDING ANY DISCLOSURE RELATED TO THE REIMBURSABLE EXPENSES. ITEM 303 OF REGULATION S-K REQUIRES THAT YOU DESCRIBE SIGNIFICANT COMPONENTS OF REVENUES OR EXPENSES THAT SHOULD BE DESCRIBED IN ORDER TO UNDERSTAND YOUR RESULTS OF OPERATIONS. WE BELIEVE THAT THESE REIMBURSABLE EXPENSES ARE MATERIAL TO AN UNDERSTANDING OF YOUR REVENUES, EXPENSES AND, IN PARTICULAR, YOUR MARGINS. ACCORDINGLY, WE BELIEVE THAT THE NATURE OF THE REIMBURSEMENTS REVENUE IS NOT SUCH THAT IT MAY BE EXCLUDED FROM YOUR SELECTED FINANCIAL DATA UNDER ITEM 301 OF REGULATION S-K. IN ADDITION, "NET REVENUE" AND "OPERATING EXPENSES BEFORE REIMBURSEMENTS" APPEAR TO BE NON-GAAP FINANCIAL MEASURES AS DEFINED WITHIN ITEM 10 OF REGULATION S-K.

In all our future filings with the SEC we will incorporate a new income statement format that will show reimbursements and will also calculate gross profit. Appendix A, attached to this letter, presents an example of the Form 10-K section "Item 6 Selected Financial Data" using the new income statement format that we plan to adopt. This format will be adopted in all relevant sections of the Forms 10-K and 10-Q as well as in all press releases where results of operations are presented and discussed. Although we do not consider reimbursements to be "significant" or "material" we also recognize the fact that the rules according to Generally Accepted Accounting Principles (GAAP) require reimbursements to be reported as a component of revenue. Going forward, it will also be our intention to discuss reimbursements in the Management Discussion and Analysis section. As part of this disclosure we intend to continue to explain why we consider zero-margin pass-through reimbursable expenses to not be a meaningful measure of economic activity for the period reported.

Liquidity and Capital Resources
-------------------------------

2. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENTS 3 AND 10 AND DO NOT BELIEVE THAT YOU HAVE ADEQUATELY SUPPORTED YOUR USE OF "CASH AND MARKETABLE SECURITIES PER COMMON SHARE."

Our mentioning of this non-GAAP measure was only prompted by frequent discussion of that metric on conference calls with analysts and investors. Moreover, we explained how it was derived and we did not use it to justify or demonstrate trends in our financial results or financial condition. In the future we plan to refrain from disclosing this metric in filings with the sec or in any press releases discussing results from operations and financial condition.


Consolidated Financial Statements
---------------------------------

Consolidated Statements of Operations, page 28
----------------------------------------------

3. PLEASE DIRECT US TO THE GUIDANCE THAT EXPLICITLY REQUIRES THAT YOUR INCOME STATEMENT INCLUDE "SEVERAL EXTRA LINES." IN ADDITION, REFER US TO THE LITERATURE THAT RELIEVES YOU OF YOUR OBLIGATION TO COMPLY WITH ITEM 302(A)(1) OF REGULATION S-K UNDER THE CIRCUMSTANCES THAT YOU DESCRIBE IN YOUR RESPONSE TO PRIOR COMMENT 5.

As stated in our previous response, we have already added extra lines to the income statement not as a result of a specific guidance, but to enhance the reader's understanding of the performance for the relevant period. The extra lines allow the reader to modify the data to exclude expense reimbursements from their calculations. Our choice of presenting the income statement in this way is in accordance with the common practices in our industry and, in our opinion, is more meaningful given the characterization of reimbursable expenses. However, we recognize that Item 302(a)(1) of Regulation S-K requires that statements of operations include a line item called "gross profit." As stated in Item 1 above, we plan to adopt a new format for presenting our future Consolidated Statement of Operations data, an example of which is attached to this letter as Appendix A.


Note 2. Significant Accounting Policies
---------------------------------------

Revenue Recognition, page 32
----------------------------

4. PLEASE CONFIRM TO US THAT YOU WILL INCLUDE THE ADDITIONAL DISCLOSURE PROVIDED IN YOUR RESPONSE TO PRIOR COMMENT 6 IN YOUR FUTURE FILINGS.

We will provide the additional disclosure provided in our response to prior comment 6 in our future filings. The following text is an example of the addition to our intended discussion of Critical Accounting Policies:

"We recognize revenues related to reimbursable expenses as the reimbursable expenses are billed. We only recognize reimbursable expenses when all of the following three criteria are met: persuasive evidence exists that we have an agreement that includes the reimbursement of such expenses, the reimbursable expenses have been incurred, and collectibility is reasonably assured."


Form 8-K Filed April 22, 2005
-----------------------------

5. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT 8 AND DO NOT AGREE THAT YOU ACHIEVED THE APPROPRIATE DISCLOSURE THROUGH THE PRESENTATION OF THE ACCOMPANYING FINANCIAL TABLES. PLEASE SUPPLEMENT YOUR RESPONSE BY PROVIDING US WITH PROPOSED REVISIONS USING THE SECOND PARAGRAPH OF YOUR FIRST QUARTER 2005 EARNINGS RELEASE AS AN EXAMPLE.

In situations where we include supplementary non-GAAP information, such as the effect of infrequent or unusual transactions on revenue or earnings, we will use a presentation similar to the following paragraph (as requested we have used the second paragraph of our first quarter 2005 earnings release as the example):

"First quarter revenue was $9.5 million, revenue before reimbursements (net revenue) was $8.7 million, and diluted earnings per share (EPS) were negative $0.07. Supplemental non-GAAP diluted earnings per share (EPS) were $0.00. The non-GAAP supplemental information excludes the costs of the capital restructuring during the first quarter, which included an exchange of outstanding options for cash and restricted stock and the granting of additional common stock. This information is provided to enhance the understanding of the Company's financial performance and is reconciled to the Company's GAAP information in the accompanying tables at the end of this press release."


6. PLEASE ADDRESS THE FOLLOWING RELATED TO YOUR RESPONSE TO PRIOR COMMENT 9 AND YOUR NON-GAAP DISCLOSURES:

   O YOUR "RECONCILIATION" APPEARS TO INCLUDE A NUMBER OF NON-GAAP MEASURES SUCH AS NON-GAAP INCOME BEFORE TAX, NON-GAAP INCOME TAX EXPENSE AND NON-GAAP NET INCOME FOR WHICH YOU HAVE NOT INCLUDED SPECIFIC, MEANINGFUL DISCLOSURES AS REQUIRED BY ITEM 10(E)(1)(I)(B), (C) AND (D) OF REGULATION S-K; AND

   O PERCENTAGES CALCULATED USING A NUMERATOR THAT HAS BEEN ADJUSTED OR A DENOMINATOR THAT REPRESENTS "NET REVENUE" ALSO APPEAR TO BE SEPARATE NON-GAAP MEASURES THAT REQUIRE THE SPECIFIC DISCLOSURES DESCRIBED ABOVE.

We believe that the footnote provided below the Non-GAAP Supplemental Information meets the requirements of Item 10(e)(1)(i)(C) and (D) by itemizing the specifics of the one-time charge and also by highlighting management's view that the information is provided to "enhance the user's overall understanding of the company's current and future financial performance by excluding certain items that management believes are not indicative of its core operating results and by providing results that provide a more consistent basis for comparison between quarters."

We intend to use the following statement in our future presentation of non-GAAP measures:

"Inforte presents the non-GAAP financial measures to complement results provided in accordance with GAAP, as management believes these measures help illustrate underlying trends in our business and facilitate comparisons between quarters and years. Inforte's management uses these measures to establish budgets and operational goals that are communicated internally and externally, to manage our business and evaluate its performance and to assess compensation for executives"

We also believe that the method of presenting the Non-GAAP Supplemental information is in a format that, in accordance with Item 10(e)(1)(i)(B) provides for a direct comparison of the non-GAAP to GAAP measures. The non-GAAP income before income taxes, non-GAAP income tax expense and non-GAAP net income are all under the heading "Supplemental Non-GAAP Information (UNAUDITED)" and as such, we believe they are clearly identified as non-GAAP measures. Please note that the only difference between the non-GAAP number for income before income tax expense and the GAAP income before income tax expense number is the item described in the footnote immediately below the reconciliation tables. In the future, if we decide to present non-GAAP measures, we intend to clearly indicate that fact, item by item, so that it would be even clearer to the reader that the numbers presented are adjusted, non-GAAP figures. Specifically, we will add "non-GAAP" against the description of each adjusted number and then provide a short reconciliation between the GAAP and the non-GAAP figures.

The percentages following both the GAAP Statement of Operations and the non-GAAP supplemental information are indeed calculated by using a non-GAAP measure, revenue before reimbursements or "net revenue" and are therefore non-GAAP measures. In future filings with the SEC and also in all press releases presenting results from operations we will not include any measures called "margin" unless they are calculated using unadjusted measures as defined by GAAP. We may however use certain measures in our presentations, which use net revenue as the common denominator. We believe this will enhance our readers' understanding of historical trends and provide them the ability to do financial analysis based upon controllable and comparable revenue and expense numbers. We will clearly indicate and describe the method used in the calculation of any such measures.




If you have any questions or wish to discuss any of our response further, please do not hesitate to contact the undersigned at (312) 233-9292.




Regards,

/s/ Nick Heyes

Nick Heyes
Chief Financial Officer

APPENDIX A



ITEM 6.     SELECTED FINANCIAL DATA


         The following selected financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. The consolidated statement of operations data for the years ended 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements, which are included elsewhere in this Form 10-K. The consolidated statement of operations data for the years ended 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements, which are not included in this Form 10-K.


                                                                                Year ended December 31,
                                                                  2000        2001         2002         2003         2004
                                                                          (in thousands, except per share data)
   Consolidated Statement of Operations Data
   Revenues:
       Revenue before reimbursements (net revenue)            $  63,839  $   47,736   $   40,355   $   32,655   $   43,944
       Reimbursements                                            10,064       6,260        5,697        4,742        6,106
   Total revenues                                                73,903      53,996       46,052       37,397       50,050
   Cost of services:
       Project personnel and related expenses                    28,182      26,334       19,934       17,263       25,735
       Reimbursements                                            10,064       6,260        5,697        4,742        6,107
   Total cost of services                                        38,246      32,594       25,631       22,005       31,841
   Gross profit                                                  35,657      21,402       20,421       15,392       18,209

   Other operating expenses:
       Sales and marketing                                        8,584       7,073        6,052        4,644        4,777
       Recruiting, retention and training                         6,360       2,869        1,222          743        1,341
       Management and administrative (1)                         12,831      13,207       12,884        9,437       14,111
       Non-cash, non-recurring stock compensation expense            --       1,374           --           --           --
            Total other operating expenses                       27,775      24,523       20,158       14,824       20,229
   Operating income (loss)                                        7,882      (3,121)         263          568       (2,020)
   Interest income, net and other                                 3,387       3,433        2,124        1,380        1,084
   Income (loss) before income taxes                             11,269         312        2,387        1,948         (936)
   Income tax expense (benefit)                                   4,395         503          672          201         (372)
   Net income (loss)                                          $   6,874  $     (191)  $    1,715   $    1,747   $     (564)
   Net income (loss) per share:
       Basic                                                  $    0.57  $    (0.02)  $     0.15   $     0.16   $    (0.05)
       Diluted                                                $    0.51  $    (0.02)  $     0.15   $     0.16   $    (0.05)
   Weighted average common shares outstanding:
       Basic                                                     12,051      12,472       11,315       10,898       11,045
       Diluted                                                   13,501      12,472       11,647       11,018       11,045
   Reconciliation of net income on a GAAP
       basis to Non-GAAP supplemental net income:
   Net income (loss)                                                           (192)
   Add:
       Non-cash, non-recurring stock compensation                             1,374
            expense(2)
   Non-GAAP supplemental net income                                      $    1,182

                                                                                Year ended December 31,
                                                                  2000        2001        2002         2003         2004
                                                                         (in thousands, except per share data)
Balance Sheet Data (at period end):
Cash and short-term and long-term marketable securities       $  82,997  $   75,117   $   67,345   $   67,730   $   57,580
Working capital                                                  65,318      47,639       46,506       47,972       45,936
Total assets                                                     99,903      86,459       76,070       74,806       82,590
Long-term debt, net of current portion                               --          --           --           --           --
Stockholders' equity                                             83,044      72,203       64,731       67,200       67,918



(1) In the fourth quarter of 2004 Inforte's management team executed a plan to consolidate leased office space. This plan included consolidating office space at its Southern California office and the two Chicago locations where Inforte had separate contractual rental obligations. Related to this plan is a non-cash, non-recurring charge of $2,144, presented here as part of Management and administrative expenses. The charge consists of contractual rental commitments for office space being vacated less estimated sub-lease income. Excluding this charge, Management and administrative expenses, Operating income and Net income are $11,967, $124 and $732, respectively. These non-GAAP results are provided in order to enhance the user's overall understanding of the company's current and future financial performance by excluding certain items that management believes are not indicative of its core operating results and by providing results that provide a more consistent basis for comparison between quarters. Inforte presents the non-GAAP financial measures to complement results provided in accordance with GAAP, as management believes these measures help illustrate underlying trends in our business and facilitate comparisons between quarters and years. Inforte's management uses these measures to establish budgets and operational goals that are communicated internally and externally, to manage our business and evaluate its performance and to assess compensation for executives.
(2) In 2001 Inforte incurred a non-cash, non-recurring stock compensation expense of $1,374 for a performance-based option, which is recognized as an expense under GAAP. This option was granted in 1997 with an exercise price equal to the fair market value at the time of the grant and with vesting based on achieving specified corporate performance criteria. Once vesting is probable (the "measurement date") GAAP requires recording of an expense equal to the difference between fair market value on the measurement date and exercise price times the number of shares granted under the option. With typical time based vesting criteria the measurement date equals the grant date and no expense is recorded normally. Even though the vesting criteria on this performance-based option were more difficult to achieve than the criteria on a normal time-based option -- making the option less valuable from the employee's perspective and more advantageous from Inforte's perspective -- GAAP results in lower earnings with this performance-based option than if the option were time based.
     The Non-GAAP supplemental information shows results excluding the non-cash, non-recurring stock compensation expense described in the previous paragraph. This Non-GAAP supplemental information is a non-GAAP financial measure that may not conform to similarly titled measures reported by other companies. We present this Non-GAAP supplemental information to allow for comparability of our results for this period with the results of other periods. The stock compensation expense from this performance-based option did not occur in prior periods and will not occur in future periods. We believe that comparability of results from different periods is reduced significantly without this Non-GAAP supplemental presentation, considering the magnitude of the stock compensation expense relative to our normal level of operating expenses. In addition to providing comparability, we believe the Non-GAAP supplemental information corrects for an anomalous situation where GAAP earnings are lower with this performance-based option than with a time-based option even though Inforte is economically better off with the performance-based option since it has more difficult to achieve vesting criteria. The stock compensation expense had no impact on income tax expense.